Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

	For the three months ended March 31,		For the year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	($ in millions)

Income from continuing operations before income taxes	$280.5	$207.8	$881.6	$824.3	$371.5	$249.9	$751.1
Interest expense	12.6	29.0	93.3	114.7	106.5	94.2	116.8
Interest factor of rental expense	1.2	1.2	4.6	4.7	8.0	9.4	15.1
Undistributed income from equity investees	(5.5)	—	(19.4)	(18.3)	4.3	(17.4)	(27.1)
Earnings before interest credited on investment products	288.8	238.0	960.1	925.4	490.3	336.1	855.9
Interest credited on investment products	201.0	179.7	763.7	735.7	743.4	773.1	723.5
Earnings	$489.8	$417.7	$1,723.8	$1,661.1	$1,233.7	$1,109.2	$1,579.4

Interest expense	$12.6	$29.0	$93.3	$114.7	$106.5	$94.2	$116.8
Interest factor of rental expense	1.2	1.2	4.6	4.7	8.0	9.4	15.1
Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	—	—	1.2	0.4	—	—
Fixed charges before interest credited on investment products	13.8	30.2	97.9	120.6	114.9	103.6	131.9
Interest credited on investment products.	201.0	179.7	763.7	735.7	743.4	773.1	723.5
Fixed charges	$214.8	$209.9	$861.6	$856.3	$858.3	$876.7	$855.4

Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 11)	21.0	7.9	9.8	7.7	4.3	3.2	6.5

Ratio of earnings to fixed charges (Line item 7/Line item 13)	2.3	2.0	2.0	1.9	1.4	1.3	1.8

79